Exhibit 99.2

Report of the Remuneration Committee Henk Dijkgraaf, Chairman of the Remuneration Committee Dear shareholder, On behalf of the Remuneration Committee (the Committee), I am pleased to present the 2017 Sasol remuneration report, which highlights the key components of our policy, that is aligned to the Group’s strategy, and how the policy is translated into reward outcomes. The Committee is tasked by the Sasol Limited Board to independently approve and oversee the implementation of a remuneration policy that will encourage the achievement of the company’s strategy and grow stakeholder value sustainably. Our policy should enable the attraction and retention of skilled resources and result in rewards aligned with shareholder interests. In the year, we welcomed the King IV Code™ for South Africa and specifically Principle 14 addressing fair, responsible and transparent remuneration practices that promote the achievement of strategic objectives and positive outcomes in the short, medium and long term. We debated the matter of fair and responsible remuneration of employees across the organisation to ensure that remuneration is externally comparable and internally equitable. Since 2011, the Committee has actively engaged with Sasol’s large institutional investors who we consider important stakeholders and our remuneration policy has undergone significant changes. We consider shareholders’ contributions thoroughly and incorporate them into the policy where these enhancements align with the Group’s strategy. I would like to thank all Sasol’s shareholders for their continued support of our remuneration policy. At the November 2016 Annual General Meeting (AGM), 90,93% of votes cast were in favour of the policy. Changes to our remuneration policy Over the past year, we converted our cash-settled long-term incentive plan into an equity-settled scheme, replaced the corporate performance target of ‘attributable headline earnings’ with a ‘return on invested capital’ target and introduced an ‘energy efficiency’ target into the short-term incentive plan. In addition, we aligned the minimum shareholding requirements for our executive directors to global norms. These amendments further support the delivery of Sasol’s strategic objectives and further incorporate environmental, social and governance matters into the Group’s remuneration policy. The committee is committed to ensuring fair, responsible and transparent pay practices

Sasol Limited Group Following the various policy changes made over the past few years, the Committee believes that Sasol’s remuneration policy has matured and compares well with relevant market practice. For this reason, we do not consider it necessary at this time, to make changes to the policy for the next financial year. We have, however, reviewed the targets in the short-and long-term incentive plans to ensure ongoing relevance and appropriateness in the context of the macro-economic climate and Sasol’s business objectives and agreed to include a project delivery measure for the Group short-term incentive (STI) plan. The Committee, in response to questions by some of our shareholders, reviewed the vesting periods of long-term incentives and concluded that these are consistent with the horizon and lead times of our major capital investment programmes. Pay for performance Sasol’s financial results for 2017 were severely impacted by the volatile macro-economic environment. The unexpected strengthening of the rand against hard currencies, combined with the continued low crude oil price, impacted significantly on Sasol’s ability to meet earnings targets. The prolonged strike action at the Secunda mining operations also resulted in significant additional costs. Despite these challenges, Sasol maintained a resilient performance due to the Business Performance Enhancement Programme (BPEP) and Response Plan (RP) initiatives and was able to meet some of the targets set for the short-term incentive plan. The company’s ‘total shareholder return’ performance was below target which resulted in a below-target long-term incentive plan vesting percentage. The Committee believes that the policy and the incentive targets achieved their stated objectives, resulting in balanced reward outcomes in line with the organisation’s performance over the short and long term. The committee also requested an independent review on the relationship between executive pay and organisational performance and is comfortable that there is strong alignment. There were no exceptions to the policy which required the Committee’s approval. We are committed to ensuring that the remuneration policy and practices are fair and responsible and welcome the opportunity to discuss the policy and its outcomes with our stakeholders. Henk Dijkgraaf Chairman of the Remuneration Committee 17 August 2017

Remuneration Policy 1.1 Introduction The Remuneration Committee is mandated by the Board to oversee all aspects of remuneration in accordance with the approved terms of reference. Feedback reports on the decisions taken at Committee meetings are presented to the Board. The effectiveness of the Committee and the Committee chairman is assessed regularly. The Committee met five times during the year. Sasol complies with the relevant remuneration governance codes and statutes that apply in the various jurisdictions within which it operates. All recommended practices stated under Principle 14 of the King IV Code™ are applied and are explained throughout this report through the outcomes achieved. The Committee reappointed New Bridge Street (a UK-based firm that is a signatory to the UK Remuneration Consultants’ Code of Conduct) to act as our independent external advisors in support of our endeavours to act independently and provide specialist input to the approval and implementation of the policy. 1.2 Key definitions For clarity, the following terms are used in this report: The term ‘Group Executive Committee’ (GEC) refers to the members of the executive committee, who are responsible for the development and oversight of the implementation of the organisation’s strategy and business plans. All members of the GEC report to the Joint Presidents and CEOs. Members of the GEC are classified as executive management within the meaning of the King IV Code™. Members of the GEC, with the exception of the Joint Presidents and CEOs, are also referred to as Executive Vice Presidents (EVPs). The implementation report covers the outcomes against targets set for the variable pay plans as well as the remuneration received/receivable by all members of the GEC. ‘Group Leadership’ is defined as the level below the GEC (Senior Vice Presidents (SVPs)) (32); ‘Top Management’ refers to members of the GEC as well as the Group Leadership (42); ‘Leadership’ is defined as the level below Group Leadership (Vice Presidents (VPs) and General Managers (GMs) (191); and ‘Senior Management’ is defined as the level below Leadership (1 034) Executive service contracts The term of office of the Joint Presidents and CEOs is not specified in the company’s memorandum of incorporation. Members of the GEC have permanent employment contracts with notice periods of three to six months. The contracts provide for salary and benefits to be offered to them as well as participation in incentive plans on the basis of group and individual performance and as approved by the Board. EVPs (including executive directors) who are members of the South African Sasol Pension Fund are required to retire from the Group and as directors from the Board at the age of 60, unless requested by the Board to extend their term. Apart from security benefits, there are no other special benefits for members of the GEC. Risk management The following principles intend to mitigate against risks which may unintentionally emanate from the remuneration policy: (a) The remuneration policy sets the tone for alignment between remuneration decisions and strategic business objectives, the Group’s risk approach, and shareholders’ interests. No part of the remuneration policy and any of the plans approved under the policy encourages excessive risk-taking and any change to the remuneration policy has to be approved by the Committee. (b) The remuneration policy is transparent to employees and persons outside the company. (c) All incentive plans and targets are reviewed annually to ensure ongoing relevance. (d) The remuneration mix, including the ratio between fixed and variable remuneration, is annually reviewed by the Committee to ensure an appropriate balance between the reward components. 1.3 1.4

Sasol Limited Group 1.4 Risk management (continued) (e) Executive management’s remuneration awards are made in accordance with the policy and disclosed in the implementation report. Executives may not approve remuneration or benefit decisions from which they personally can benefit. (f) Exceptions to policy and all awards to members of the GEC are approved by the Committee and for executive directors, by the Board. From 2018, the company secretary’s remuneration will also be approved by the Board. Key components of our remuneration policy Our policy is linked to the Group strategy and is a key enabler for the achievement of the Group’s key performance indicators. The key components of Sasol’s remuneration policy, structure and incentive targets are set out in the table below: 2.1 Total Guaranteed Package (TGP)/Base salary TGP = base salary + cost of all employer contributions. Broad pay bands are set with reference to location and sector-specific median benchmark points. For executive management, the benchmark is derived from a comparator group resembling a similar geographic footprint, market capitalisation and business model as Sasol’s. The total cost of annual increases is approved by the Committee and set in accordance with market movement, affordability and forecast inflation. Distribution of increases to employees outside the bargaining forums is done with reference to individual performance, internal equity, competence and potential with an effective date of 1 October. Performance-based increases are not applied for the bargaining sector as across the board increases are applied with effect from 1 July. Employees in countries other than South Africa are paid a base salary rather than a TGP. Salaries are paid monthly to all employees except for employees in the United States and Canada who receive salary payments on a biweekly basis in line with local market practice. Employees who are promoted are considered for adjustments if justified. The company’s expatriate remuneration policy enables global mobility of key management and specialists. Salaries are adjusted for cost-of-living and location differences and tax equalisation is applied. Benefits and allowances Benefits include, but are not limited to, membership of a retirement plan and health insurance, disability and death cover to which contributions are made by both the company and the employee. Allowances are paid in terms of statutory compliance or as is prevalent in a sector/ jurisdiction. A number of special allowances including inter alia, housing, cost of living, home leave and child education are included in the company’s expatriate policy. Benefits are offered on retirement, for reasons of sickness, disability or death. The beneficiaries of employees who pass away while in service receive additional insurance depending on the retirement plan of which they were a member during service. Allowances are linked to roles within specific locations and paid together with salaries. With the exception of expatriates, there are no allowances paid to those in senior management and higher.

Remuneration component Policy principles Policy application Short-term incentive A single STI structure applies to all Group targets for 2017: (a) Growth in headline earnings (b) Growth in cash fixed costs (c) Growth in production volumes (d) Improvement in working capital and gross margin (e) B-BBEE targets (for South African entities) in respect of preferential procurement and employment equity (STI) plan employees globally excluding certain employees who are aligned with mining production bonus or sales commission arrangements. Target incentives are set in accordance with median benchmarks. The STI structure consists of group, entity and individual performance targets set in advance of every financial year. Annual payment of STIs is in September, after approval by the Committee. Production bonuses and commission schemes are paid out monthly. (f) Safety and sustainability targets – recordable case rate (RCR), fires, explosions and releases (FERs) and energy efficiency in our manufacturing operations Entity targets are set in line with business plans approved by the responsible EVP. Sustainability (including entity specific environmental targets) are also set at entity level. Individual targets are included in the performance agreement. These include major project milestones where relevant. The LTI consists of future equity-settled awards linked to the market value of a Sasol ordinary share (or American Depository Receipt (ADR) for international employees), subject to the vesting conditions. The Committee is responsible for governing all LTI awards and considers these in respect of: internal and external promotions to qualifying roles; annual awards to eligible employees; and discretionary awards for purposes of retention. Awards are directly linked to the role and individual performance, and vesting is subject to service and performance targets. The vesting period is three years for participants in leadership and senior management. A split vesting period of three and five years applies to participants in top management. Of the total award, the following portion is linked to corporate performance targets (CPTs): Group Executive Committee: 100% Other participants: 60% Corporate performance targets include: Long-term incentive (LTI) plan total shareholders’ return vs. two indices, namely the MSCI World Energy Index and the MSCI World Chemicals Index; efficiencies measuring increase in tons produced over staff growth; and return on invested capital (ROIC).

Sasol Limited Group

The following section provides more detail on the different components of the reward mix offered.

2.2 Total remuneration

2.2.1 Benchmarking

Executive remuneration is benchmarked against data provided in national executive remuneration surveys, as well as against information disclosed in the remuneration reports of organisations included in the executive remuneration comparator group. One of the Committee's key tasks is to preserve the relevance, integrity and consistency of this benchmarking exercise. With the exception of BG having been removed, the comparator group has remained unchanged since 2015. Benchmark data are used for purposes of providing trend lines and for the comparison of practices but are indicative only.

For positions below the GEC, survey reports from PwC Remchannel and Mercer Global Remuneration Solutions are used for benchmarking of South African remuneration levels; survey data from the Hay Group, ECA, Mercer and Towers Watson are used in different locations in the international environment. The ratios within the remuneration mix are structured for different structural layers within the organisation and geographic locations.

The threshold, target and maximum reward outcomes that could be derived under the terms of the policy are indicated in the following graph:



700
600
500
400
300
200
100
0
150%
115%
100%
300%
259%
100%
135%
90%
100%
270%
203%
100%
110%
75%
100%
220%
169%
100%
Joint Presidents and CEOs at Target
Joint Presidents and CEOs at Maximum
Executive Director at Target
Executive Director at Maximum
GEC at Target
GEC at Maximum
LTI
STI
TGP*

* Joint Presidents and CEOs, Executive Directors and GEC at threshold performance will only receive TGP.

The graphs indicate a balanced portfolio of rewards allocated in terms of base salary/TGP, short-term and long-term incentives, tied to the achievement of group and individual targets set over the short and long term to ensure sustainable focus on the Group's strategic objectives.

2.2.2 Total Guaranteed Package (TGP)

South African employees who are not covered by collective bargaining agreements receive a TGP which includes employer contributions towards retirement, risk, death and healthcare benefits. In terms of this model, all changes to benefit contribution levels are cost neutral to the employer and increases in the benefit pricing of employee and employer contributions reduce the net cash salary of employees.

In 2017, the total cost of increases granted to employees falling outside of collective bargaining units amounted to 6% for merit increases and a further 1% for internal equity adjustments. Employees in other jurisdictions received increases either based on forecast inflation or market movements, whichever was appropriate. Unionised employees received increases of between 7% and 7,5%, depending on the collective bargaining sector. These were implemented on 1 July 2016. The minimum wage in Sasol Mining increased from R7 300 per month to R8 300 per month with effect from 1 December 2016. This minimum wage excludes incentives, allowances and overtime and is equivalent to a TGP of R159 600 per annum.

2.2.3 Short-term incentive plan

The configuration and weightings attached to the different parts of the STI formula differs to the extent that employees can influence the achievement of performance objectives either directly or indirectly.

STI – members of the GEC

The following formula is used to calculate the STI amounts payable to the GEC:

STEP 1	STEP 2	STEP 3	STEP 4
STI TARGET INCENTIVE %	GROUP PERFORMANCE FACTOR (0% – 150%)	INDIVIDUAL PORTFOLIO PERFORMANCE FACTOR (0% – 150%)	REMUNERATION COMMITTEE
STI target percentages are derived from benchmarking against positions of similar impact and complexity in an identified peer group	Performance measured against a set of Group financial and non-financial drivers	Assessment of individual performance against project milestones, portfolio targets and individual targets	The Committee has full discretion to amend the formulaic outcomes where appropriate and will disclose where such discretion has been applied

The following table sets out the targets and weightings approved for the 2017 STI. The only change from 2016 is the inclusion of the Energy Efficiency target.

2017 STI targets	**Weighting**
Year-on-year growth in headline earnings	30%
Year-on-year growth in cash fixed costs (CFC)	20%
Year-on-year production volume growth (fuel-equivalent tons)	20%
Working capital and gross margin	10%
B-BBEE:	
Preferential procurement (5%)	
Employment equity (5%)	10%
Safety, health and environment (SHE):	
RCR (3,3%); FERs (3,3%); energy efficiency (3,4%)	10%

The Joint Presidents and CEOs are jointly and severally accountable to the Board and their performance is assessed by the Board, on recommendation of the Committee and the chairman of the Board. Performance is measured against a predetermined set of objectives that includes, *inter alia*, strategic leadership, financial and non-financial results, project progress and stakeholder relations as reflected in their performance scorecards.

The portfolios of GEC members cover a number of operating model entities (OMEs[1]) and large-scale projects, therefore a weighted combination of the relevant scores is included in the individual performance score for each GEC member. The final STI award for each GEC member is approved by the Committee considering performance at the Group, the combined OMEs and the individual levels.

STI – the four levels below GEC

The STI formula for employees below the GEC includes a performance modifier (ranging from 0% – 100%) in respect of the OME at which they were employed as at 30 June. The performance measures to determine the value of the modifier may include OME specific project milestones, safety and B-BBEE targets.

Each OME's final STI score is audited by the Sasol Assurance Services (SAS) and approved by the GEC. The Group STI score is audited by SAS and approved by the Committee. Approval for final payment of incentives is granted by the Committee.

2.2.4 Long-term incentive plans

Equity settled long-term incentive plan

The decision to convert the cash-settled LTIs awarded since 2014 to equity-settled LTIs was taken to strike a better balance between variable reward for employees and shareholder preference for increased employee shareholding. The equity-settled LTI gives participating employees the opportunity, subject to the vesting conditions, to receive a Sasol ordinary share or American Depository Receipt (ADS or ADR) for international employees. Employees have the option to sell the shares after the vesting period.

1 OME is a term for Sasol's strategic business units, operating business units, regional hubs and functions.

Sasol Limited Group

A split vesting period applies to top management, where 50% of the award vests subject to the achievement of corporate performance targets after three years from the date of grant (performance period). The balance is released to the participant after a five-year period subject to the vesting conditions. Accelerated vesting principles in cases of termination for 'good leavers', do not apply to top management. A service penalty is applied for all participants whose services are terminated under 'good leaver' conditions before the end of the performance period.

The following table summarises the weightings and corporate performance targets (CPTs) under which the 2017 LTI awards were granted. Vesting is considered in terms of the weighted performance measured against four targets. There is no opportunity for retesting of targets.

Measures[1]	**Weighting** (of the portion linked to the CPTs)	**Threshold**	**Target** (at which 100% of the awards vest)	**Stretch target** (at which 200% of the awards vest)
Increase in tons produced per head	25%	0% improvement on base	1% improvement on base	2% improvement on base
Return on invested capital (ROIC)[2]	25%	Three-year average ROIC (excluding AUC[4]) at 1 times WACC[5]	Three-year average ROIC (excluding AUC[4]) at 1.3 times WACC[5]	Three-year average ROIC (excluding AUC[4]) at 1.5 times WACC[5]
TSR[3] – MSCI World Energy Index	25%	40th percentile of the index	60th percentile of the index	75th percentile of the index
TSR[3] – MSCI World Chemicals Index	25%	40th percentile of the index	60th percentile of the index	75th percentile of the index

1 Vesting on a straight-line basis between threshold and target and between target and maximum.
2 ROIC replaced compound growth in attributable earnings in 2017.
3 TSR = Total shareholders' return measured separately against the two indices; vests on a ranked relative basis between threshold and target and between target and maximum.
4 AUC = Assets under construction.
5 WACC = Weighted average cost of capital.

Share appreciation rights (SARs) (no awards made to executives since 2013)
SARs gave participating employees the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the increase in the market value of a Sasol ordinary share from the date of grant, after the three-, four- and five-year vesting periods respectively (up to 2012; over two, four and six years). The plan does not confer any rights to acquire shares in Sasol Limited and employees are not entitled to dividends (or dividend equivalents). The maximum period for exercising SARs is nine years from the date of the grant, after which they lapse.

Gains are only realised once the participant elects to exercise the vested SARs which can only be done outside of closed periods within the meaning of the JSE Listings Requirements. SARs issued in 2012, 2013 and 2014 vested at 88%, 119% and 101% respectively. The plan will expire in 2022.

2.3. Clawback policy

Clawbacks may be implemented by the Board for material misstatements of financial statements or errors in calculations that led to the overpayment of incentives to executives and gross misconduct on the part of the employee leading to dismissal. Clawbacks may be implemented from all gains derived from any short-term or long-term incentive award in the form of a reduction in the value of these awards in future years, or (other than for executive directors) in the form of a repayment plan over a period of up to 12 months. Executive directors are required to repay the amount in full immediately as it could otherwise be construed as a loan to a director in contravention of the South African Companies Act of 2008 and the US Sarbanes-Oxley Act of 2002. In the event that an employee has left the services of the company, or there is limited possibility of recovering amounts from future incentive awards, the company may institute proceedings to recover such amounts.

2.4 Share ownership by executive directors

The share ownership guideline introduced on 1 July 2014 and amended on 1 July 2016 requires the following holdings:

- **Joint Presidents and Chief Executive Officers:** 300% of annual pensionable remuneration
- **Chief Financial Officer and other executive directors:** 200% of annual pensionable remuneration

The requirement must be fully achieved within five years from 1 July 2014, or from the date of appointment if after this date.

Executive directors	Date of appointment	TGP/Salary on date of appointment	Annual pensionable remuneration	Required value of share ownership	Beneficial holdings[1]	Value of unvested LTIs at end of year
SR Cornell	1 July 2016	$900 000	$900 000	$2 700 000	19 000	$2 462 395
B Nqwababa	1 July 2016	R9 400 000	R6 580 000	R19 740 000	–	R40 315 000
P Victor	1 July 2016	R6 200 000	R4 340 000	R8 680 000	–	R22 723 000

1 American Depository Receipts.

2.5 Retention and sign-on payments

The sign-on payment and retention policy may be used in the recruitment of candidates in highly specialised or scarce skill positions, mostly in senior levels, or to retain critical skills. These payments are linked to retention periods of at least two years.

2.6 Termination arrangements applicable to executive service agreements

REMUNERATION POLICY COMPONENT	VOLUNTARY TERMINATION (i.e. resignation)	INVOLUNTARY TERMINATION (i.e. retrenchment, redundancy, retirement or other reasons included under the definition of 'good leaver')
Base salary	Payable up to the last date of service including the notice period either in exchange for service or *in lieu* of the notice period.	Payable up to the last date of service including a four-month notice period.
Health insurance	Benefit continues up to the last date of service.	Benefit continues up to last date of service; employees who qualify for the post-retirement plan continue to receive the employer's contribution.
Retirement and risk plans	Employer contributions are paid up to the last date of service. The employee is entitled to the full value of the investment and any returns thereon.	
Other benefits	Not applicable	A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchments or mutually agreed terminations.
Short-term incentive	If the executive resigns on or after 30 June, there is an entitlement to the STI which may be applicable for the past financial year, subject to the achievement of performance targets. No *pro rata* incentive is due if the executive leaves prior to the end of the financial year for reasons of dismissal or resignation.	A *pro rata* incentive is payable for the period in service during the financial year.
Long-term incentives	All vested SARs to be exercised by the last date of service. All unvested SARs and LTIs are forfeited.	The original SAR vesting period remains unchanged up to the normal date of retirement and then vests subject to the achievement of CPTs as well as an application of a service penalty for the period not worked during the vesting period. No accelerated vesting applies to long-term incentives but service penalty will be applied at the end of the vesting period.

In the event of a takeover or merger of the company, the rights issued under the long-term incentive plan will vest immediately subject to the latest estimated performance achievement against the corporate performance targets, as approved by the Board. There are no arrangements for 'golden' parachutes or any other incentivised terminations other than what is payable under Sasol's retrenchment policy. The Committee has the discretion to vary cessation conditions.

Executive management and participants of the LTIs may not trade any Sasol shares or LTIs during a closed period within the meaning of the JSE Listings Requirements.

Sasol Limited Group

2.7 Sasol Inzalo Management Scheme

Sasol implemented the Sasol Inzalo black economic empowerment (BEE) transaction in 2008 with participants being awarded the right to Sasol ordinary shares. The rights entitle the participants from the inception of the scheme to receive 50% of the dividends biannually and Sasol ordinary shares at the end of 10 years, being the tenure of the transaction, subject to Sasol's right to repurchase the shares issued to The Sasol Inzalo Management Trust in accordance with a predetermined repurchase formula. The formula takes into account the underlying value of the shares on 18 March 2008, the dividends not received by the Management Trust as a result of the pre-conditions attached to those shares and the price of a Sasol ordinary share at the end of the 10-year period. See note 34 of the annual financial statements for the outstanding rights under the Sasol Share Inzalo Management Scheme.

2.8 Non-executive director fees

Non-executive directors are appointed to the Sasol Limited Board based on their ability to contribute competence, insight and experience appropriate to assisting the Group to set and achieve its objectives. Consequently, fees are set at levels to attract and retain the calibre of director necessary to contribute to a highly effective board. They do not receive short-term incentives, nor do they participate in long-term incentive plans. No arrangement exists for compensation in respect of loss of office.

Non-executive directors are paid a fixed annual fee in respect of their board membership, as well as supplementary fees for committee membership and an additional committee fee for formally scheduled board and committee meetings that do not form part of the annual calendar of meetings. Actual fees and the fee structure are reviewed annually. The comparator group used for benchmarking of fees is the same as for executive remuneration benchmarking. The Committee has undertaken to do a comprehensive review of non-executive director fees in 2018 with a view to narrow the difference between the resident and non-resident non-executive director fees. The Board recommends the fees payable to the Chairman and non-executive directors for approval by the shareholders.

Annual non-executive directors' fees are as follows for the two past financial years:

	2017		2016	
	Member	**Chairman**	Member	Chairman
Chairman of the Board, inclusive of fees payable for attendance or membership of board committees and directorship of the company		**R4 900 000**		R4 900 000
Resident fees				
Non-executive directors	**R660 000**		R660 000	
Audit Committee	**R199 000**	**R398 000**	R199 000	R398 000
Remuneration Committee	**R136 000**	**R272 000**	R136 000	R272 000
Capital Investment Committee	**R117 000**	**R234 000**	R117 000	R234 000
Risk and Safety, Health and Environment Committee	**R117 000**	**R234 000**	R117 000	R234 000
Nomination and Governance Committee	**R117 000**	**R234 000**	R117 000	R234 000
Lead Independent Director (additional fee)	**R170 000**		R170 000	
Share Incentive Plan Trustees[1]	**R67 000**	**R134 000**	R67 000	R134 000
Attendance of formally scheduled *ad hoc* board and committee meetings (per meeting)	**R21 000**		R21 000	
Non-resident fees				
Non-executive directors	**US$147 000**		US$147 000	
Audit Committee	**US$27 000**	**US$54 000**	US$27 000	US$54 000
Remuneration Committee	**US$20 500**	**US$41 000**	US$20 500	US$41 000
Capital Investment Committee	**US$18 500**	**US$37 000**	US$18 500	US$37 000
Risk and Safety, Health and Environment Committee	**US$18 500**	**US$37 000**	US$18 500	US$37 000
Nomination and Governance Committee	**US$18 500**	**US$37 000**	US$18 500	US$37 000
Lead Independent Director (additional fee)	**US$51 000**		US$51 000	
Share Incentive Plan Trustees[1]	**R67 000**	**R134 000**	R67 000	R134 000
Attendance of formally scheduled *ad hoc* board and committee meetings (per meeting)	**R21 000**		R21 000	

1 Share Incentive Plan Trust was dissolved on 17 November 2016.

2.9 Non-binding advisory votes on the remuneration policy and implementation report

In the event that less than 75% support for the abovementioned reports are achieved at the AGM, Sasol will invite dissenting shareholders to send reasons for such votes in writing whereafter further engagements may be scheduled.

sasol

Implementation report

This part of the report focuses on the performance outcomes against the targets set for the 2017 STI plan as well as the LTI awards which vest with reference to the performance over the period that ends in 2017. In addition, the tables with all amounts received/receivable by executive management are included.

The resultant outcomes of the Group performance factor multiplier for 2017 are indicated in the following table:

Achievements against the 2017 STI targets:

Quality based earnings growth Target: 81% USD EBIT growth	Year-on-year growth in headline earnings	30%	2016 headline earnings + CPI (measured over the fiscal year)	2016 headline earnings + CPI (measured over the fiscal year) + 2%	2016 headline earnings + CPI (measured over the fiscal year) + 8%	Below threshold	0%
Gearing Target: Achieve a gearing level of 20% – 40% (Temporarily lifted to 44% until the end of 2018)	Year-on-year growth in production volumes (fuel-equivalent tons)	20%	2016 volumes	2016 volumes + 1%	2016 volumes + 2%	1,8% growth	28,00%
	Year-on-year growth in cash fixed costs (CFC)	20%	Approved Group 2017 CFC budget including BPEP savings of R9,6bn	Approved Group 2017 CFC budget including BPEP savings of R10,6bn	Approved Group 2017 CFC budget including BPEP savings of R11,6bn	In line with target	19,37%
	Working capital and gross margin	10%	15% below 2017 absolute working capital and gross margin budget	100% of 2017 absolute working capital and gross margin budget	15% better than 2017 absolute working capital and gross margin budget	8,8% below target	4,10%
Broad-based Black Economic Empowerment Target: Level 4 by 2020	B-BBEE: Preferential procurement	5%	0% improvement on 51% black-owned spend in South Africa of R3,2bn	51% black-owned spend in South Africa of R4,5bn	51% black-owned spend in South Africa of R5,0bn	Exceed stretch target	7,50%
	Employment equity (Senior African and Coloured appointments)	5%	30% of all opportunities employed in the targeted groups.	60% of all opportunities employed in the targeted groups.	75% of all opportunities employed in the targeted groups.	53% of oppor tunities utilised	3,77%
Safety, health and environment (SHE) Target: RCR of less than 0,30 by 2020	SHE safety lagging indicator – occupational safety	3,3%	0,36 RCR	0,30 RCR	0,27 RCR	RCR of 0,28 modified for five fatalities	0%
		3,3%	>27 FERs	27-24 FERs	23-21 FERs	Achieved stretch target	4,95%
Energy efficiency: 15% improvement by 2030	SHE environmental and sustainability – energy efficiency	3,4%	Energy efficiency improvement of 0,5% in South African operations	Energy efficiency improvement of 0,933% in South African operations	Energy efficiency improvement of 1,5% in South African operations	1,67% improve-ment	5,10%
							Total 72,79% (2016: 81,99%)

Sasol Limited Group The following table provides a summary of outstanding LTI awards and vesting percentages in respect of awards for which the final performance year ends in 2017: Weighting of performance targets Vesting Financial year Increase in tons produced/ head TSR vs. MSCI World Chemicals index Growth in attributable earnings Return on invested capital TSR vs. MSCI TSR vs. JSE World Energy year of (financial Vesting results allocation year) Vesting range RESI 10 Index 2014 20171 30% to 170%2 40% to 160%3 93,4% 94,3% 25% – 25% – 25% 25% 2016 2019 and 20214 0% to 200%2 40% to 160%3 25% – 25% 25% – 25% Unvested 2017 2020 and 20224 0% to 200%2 40% to 160%3 – 25% 25% 25% – 25% Unvested 1 Vested on the 30 June 2016 results and settled in 2017. 2 Executive vice-presidents, CFO and Joint CEOs. 3 All other participants. 4 Split vesting period after three and five years respectively. Executive Directors The table below provides factors considered in the final determination of the annual STI award. The final Individual Performance Factors (IPFs) are disclosed in a range. Individual performance factor % range D TGP/Base salary as at 30 June 2017 A Group factor % C Target % B 2017 STI value E = AxBxCxD Executive Directors SR Cornell1 B Nqwababa P Victor $900 000 R9 400 000 R6 572 000 115% 115% 90% 72,79% 72,79% 72,79% 90 – 100 90 – 100 110 – 120 $700 640 R7 317 797 R4 951 190 1 Gross US dollar salary. 2015 2018 0% to 200%2 40% to 160%325% – 25% – 90,4% 15%35%94,3%

Remuneration and benefits paid (disclosed in rands) and approved in respect of 2017 for Executive Directors were as follows:

	SR Cornell[3,4]		B Nqwababa[5]		VN Fakude[6]		P Victor[7]		DE Constable[8]	
Executive Directors	**2017 R'000**	2016 R'000	**2017 R'000**	2016 R'000	**2017 R'000**	2016 R'000	**2017 R'000**	2016 R'000	**2017 R'000**	2016 R'000
Salary	**12 583**	–	**8 505**	5 987	**3 197**	6 181	**5 360**	–	**–**	22 769
Risk and retirement funding	**963**	–	**814**	636	**896**	1 765	**938**	–	**–**	223
Vehicle benefits	**256**	–	**–**	–	**30**	60	**100**	–	**–**	–
Medical benefits	**362**	–	**81**	81	**24**	46	**82**	–	**–**	371
Vehicle insurance fringe benefits	**–**	–	**6**	6	**3**	6	**6**	–	**–**	6
Security benefits	**818**	–	**466**	446	**212**	393	**–**	–	**–**	868
Other benefits	**10 851**	–	**6 806**	1 750	**289**	185	**2 125**	–	**–**	5 363
Total salary and benefits	**25 833**	**–**	**16 678**	**8 906**	**4 651**	**8 636**	**8 611**	**–**	**–**	**29 600**
Annual short-term incentive[1]	**9 291**	–	**7 318**	4 413	**–**	5 049	**4 951**	–	**–**	12 437
Long-term incentive gains[2]	**2 107**	–	**12 013**	–	**6 312**	10 320	**4 538**	–	**–**	14 352
Total annual remuneration	**37 231**	**–**	**36 009**	**13 319**	**10 963**	**24 005**	**18 100**	**–**	**–**	**56 389**

1 Short-term incentives approved based on the Group results for the 2017 financial year and payable in the 2018 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2017.

2 Long-term incentives for the 2017 financial year represent the number of units x corporate performance target achieved (2017) x closing share price on 17 August 2017. The actual vesting date for the annual awards made on 11 September 2014 is 11 September 2017. Dividend equivalents implemented for all awards with effect from September 2014. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTI units will vest. It represents: number of units awarded x corporate performance targets achieved during financial year 2017 x dividend equivalents up to 11 September 2017.

3 Mr SR Cornell was appointed as Joint President and Chief Executive Officer on 1 July 2016 and is paid in dollars, the increase in salary and benefits reflect the impact of the rand/US dollar exchange rate. Other benefits include a portion of R2 031 061 of a $750 000 sign on bonus paid and not previously disclosed due to the retention period. Included in other are benefits allowance (R387 038) accommodation (R1 288 998), home leave (R450 000), school fees (R160 236), settling in (R1 044 546), tax on benefits offered (R5 085 138) and relocation costs (R403 777).

4 Mr Cornell participates in an individual Senior Executive Retirement Plan (SERP) in order to adjust for differences between the benefits that would have been payable under his previous employer's retirement fund and the benefits payable under the retirement programmes of Sasol (USA) Corporation. The value accrued to 30 June 2017 under the SERP is $92 236. The SERP benefit is payable to Mr Cornell following his death, disability or termination of employment for any reason other than cause.

5 Mr B Nqwababa was appointed as Joint President and Chief Executive Officer on 1 July 2016. A sign on payment totalling R9 000 000 has been paid in 3 tranches over three years compensating partially for incentives and benefits forfeited when he resigned from his previous employer. Included in other is the amount relating to the final tranche and amounts not previously disclosed. This balance is disclosed to align with the King IV recommended practice.

6 Ms VN Fakude resigned as Executive Vice President Strategy and Sustainability with effect from 31 December 2016. Other Benefits include Inzalo dividends (R96 688) earned during the financial year and leave encashment (R192 781).

7 Mr P Victor was appointed as Chief Financial Officer with effect from 1 July 2016. Include in other benefits is a portion of a retention payment of R3 000 000 paid in two tranches. Included in other is the final tranche and amount not previously disclosed.

8 Mr DE Constable resigned from the Group with effect 30 June 2016.

Sasol Limited Group

Number of LTI holdings (unvested)

Executive Directors	Balance at beginning of year (number)	Granted (number)	Grant date	Effect of corporate performance targets (number)	Long-term incentive rights settled (number)	Effect of change of Executive Directors (number)	Balance at end of year (number)
SR Cornell	65 100	60 000	26-Sept-16	(2 439)	(34 561)	–	**88 100**
VN Fakude[1]	75 946	–	–	(2 007)	(28 439)	(2 700)	**42 800**
B Nqwababa	50 000	60 000	26-Sept-16	–	–		**110 000**
P Victor[2]	–	45 000	26-Sept-16	(486)	(6 882)	24 368	**62 000**
Total	**191 046**	**165 000**		**(4 932)**	**(69 882)**	**21 668**	**302 900**

Intrinsic value of LTI holdings (unvested)

Executive Directors	Intrinsic value at beginning of year	Intrinsic value of awards made during the year	Change in intrinsic value for the year	Effect of corporate performance targets	Long-term incentive rights settled[3]	Effect of change of Executive Directors	Intrinsic value at end of year[4]
SR Cornell	$1 765 512	$1 601 400	$115 573	($67 243)	($952 847)	–	**$2 462 395**
VN Fakude[1]	R30 163 473	–	(R2 084 482)	(R746 243)	(R10 574 189)	(R1 072 359)	**R15 686 200**
B Nqwababa	R19 858 500	R22 179 600	(R1 723 100)	–	–	–	**R40 315 000**
P Victor[2]	–	R16 634 700	(R850 369)	(R180 705)	(R2 558 865)	R9 678 239	**R22 723 000**

1 Ms VN Fakude resigned with effect from 31 December 2016. As a result of Ms VN Fakude's resignation a service penalty of 2700 units (before the effect of CPTs) was applied to a 2015 grant. This impact is included in the 'Effect of change in Executive Directors'.

2 Mr P Victor was appointed as Executive Director and Chief Financial Officer with effect from 1 July 2016.

3 Long-term incentives settled represent long-terms incentives that vested with reference to the group results for 2016 that was settled in the 2017 financial year. Difference between long-term incentive gains disclosed in 2016 and amount settled in 2017 is due to differences in actual share price at vesting date and the share price on 8 September 2016 being the disclosure date.

4 Intrinsic values at beginning and end of year have been determined using the closing share price of R397,17 and R366,50 on 30 June 2016 and 30 June 2017.

Number of SAR holdings – outstanding (vested and unvested)

Executive Directors	Balance at beginning of year (number)	Effect of corporate performance targets (number)	Effect of change of Executive Directors (number)	Balance at end of year (number)
VN Fakude[1]	142 100	(2 803)	–	**139 297**
P Victor[2]	–	(98)	8 100	**8 002**
	142 100	**(2 901)**	**8 100**	**147 299**

Fair value of SAR holdings – outstanding (vested and unvested)

Executive Directors	Fair value at beginning of year[3] R'000	Change in fair value for the year R'000	Effect of change of performance targets R'000	Effect of change of Executive Directors R'000	Fair value at end of year[3] R'000
VN Fakude[1]	19 635	(7 136)	(294)	–	**12 205**
P Victor[2]	–	(413)	(4)	1 138	**721**
Total	**19 635**	**(7 549)**	**(298)**	**1 138**	**12 926**

1 Ms VN Fakude resigned with effect from 31 December 2016.

2 Mr P Victor was appointed as Executive Director and Chief Financial Officer with effect from 1 July 2016.

3 Fair values at the beginning and end of year have been determined using the IFRS 2 option values on 30 June 2016 and 30 June 2017.

Prescribed Officers

The table below provides factors considered in the final determination of the annual STI award. The final Individual Performance Factors (IPFs) are disclosed in a range.

Prescribed Officers	TGP/Base salary as at 30 June 2017 A	Target % B	Group factor % C	Individual performance factor % range[3] D	2017 STI value E = AxBxCxD
FR Grobler[1]	R5 032 681	75%	72,79%	100 – 110	R3 514 461
VD Kahla	R6 030 075	75%	72,79%	90 – 100	R3 291 969
BE Klingenberg	R7 197 729	75%	72,79%	90 – 100	R3 929 420
CK Mokoena[2]	R5 000 000	75%	72,79%	90 – 100	R1 137 344
M Radebe	R5 241 015	75%	72,79%	90 – 100	R2 575 081
CF Rademan	R6 390 474	75%	72,79%	90 – 100	R3 314 284
SJ Schoeman[1]	R5 625 275	75%	72,79%	90 – 100	R3 354 083

1 2017 pro rata STI value in US dollar/Euro paid in respect of period worked on expatriate contract.
2 Pro rata STI value for the period 1 February – 30 June 2017
3 Actual score determined by performance against individual scorecard, in a range of 0% – 150%.

Remuneration and benefits paid (disclosed in rands) and approved in respect of 2017 for Prescribed Officers were as follows:

Prescribed Officers	SR Cornell[3]		FR Grobler[4]		VD Kahla		BE Klingenberg	
R'000	2017	2016	2017	2016	2017	2016	2017	2016
Salary	–	9 827	4 746	3 035	5 180	4 765	5 179	4 527
Risk and retirement funding	–	268	825	1 408	683	629	1 599	1 501
Vehicle benefits	–	–	169	117	–	–	212	212
Medical benefits	–	293	112	77	82	81	82	81
Vehicle insurance fringe benefits	–	–	6	6	6	6	6	6
Security benefits	–	–	30	10	419	392	332	304
Other benefits	–	5 678	1 944	–	–	–	–	–
Total salary and benefits	–	16 066	7 832	4 653	6 370	5 873	7 410	6 631
Annual short-term incentive[1]	–	3 243	3 515	2 542	3 292	3 002	3 929	3 632
Long-term incentive gains[2]	–	12 736	3 094	6 825	3 713	4 233	3 713	6 023
Total annual remuneration	–	32 045	14 441	14 020	13 375	13 108	15 052	16 286

Prescribed Officers	CK Mokoena[5]		M Radebe[6]		CF Rademan		SJ Schoeman[7]	
R'000	2017	2016	2017	2016	2017	2016	2017	2016
Salary	1 876	–	4 091	3 840	4 754	3 983	6 153	4 098
Risk and retirement funding	207	–	710	688	1 132	1 569	513	446
Vehicle benefits	–	–	264	264	320	320	424	200
Medical benefits	–	–	83	81	72	71	174	81
Vehicle insurance fringe benefits	–	–	6	6	6	6	6	6
Security benefits	–	–	153	16	35	33	–	38
Other benefits	4 295	–	87	110	–	9	2 848	–
Total salary and benefits	6 378	–	5 394	5 005	6 319	5 991	10 118	4 869
Annual short-term incentive[1]	1 137	–	2 575	2 672	3 314	3 414	3 366	2 770
Long-term incentive gains[2]	–	–	3 713	4 233	4 538	5 019	3 094	6 825
Total annual remuneration	7 515	–	11 682	11 910	14 171	14 424	16 578	14 464

Sasol Limited Group

1 Short-term incentives approved based on the Group results for the 2017 financial year and payable in the 2018 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2017.
2 Long-term incentives for the 2017 financial year represent the number of units x corporate performance target achieved (2017) x closing share price on 17 August 2017. The actual vesting date for the annual awards made on 11 September 2014 is 11 September 2017. Dividend equivalents implemented for all awards with effect from September 2014. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTI units will vest. It represents: number of units awarded x corporate performance targets achieved during financial year 2017 x dividend equivalents up to 11 September 2017.
3 Mr SR Cornell became an executive director on 1 July 2016.
4 With effect from 1 April 2017, Mr FR Grobler is being paid in Euros in accordance with Sasol's expatriate policy. The increase in salary and benefits reflect the impact of the rand/Euro exchange rate. Other benefits for Mr FR Grobler include (Upset Allowance R549 020) (Expatriate allowances R1 395 023) Medical benefits include international cover for dependents.
5 Ms CK Mokoena was appointed as EVP Human Resources and Corporate Affairs effective 1 February 2017. A sign on payment totalling R7 500 000 and payable over two years was concluded with Ms CK Mokoena as part of her employment contract compensating partially for incentives and benefits forfeited when she resigned from her previous employer. This amount reflects the first tranche, paid in February 2017. The remaining balance will be paid in 2018. Other benefits include accommodation for six months.
6 Other benefits include Inzalo dividends earned during the financial year.
7 Mr SJ Schoeman became an expatriate effective 1 January 2017 and is paid in US dollars, the increase in salary and benefits reflect the impact of the rand/US dollar exchange rate. Other benefits for Mr SJ Schoeman include (Upset Allowance R552 603) (Expat allowances R631 370) (Accommodation R1 663 660). Medical benefits include international cover for Mr SJ Schoeman.

Number of LTI holdings (unvested)

Prescribed Officers	Balance at beginning of year (number)	Granted (number)	Grant date	Effect of corporate performance targets (number)	Long-term incentive rights settled (number)	**Balance at end of year (number)**
FR Grobler	41 136	18 000	26-Sept-16	(1 327)	(18 809)	**39 000**
VD Kahla	37 489	18 000	26-Sept-16	(824)	(11 665)	**43 000**
BE Klingenberg	45 269	22 000	26-Sept-16	(1 171)	(16 598)	**49 500**
CK Mokoena	–	15 000	13-Mar-17	–	–	**15 000**
M Radebe	35 489	18 000	26-Sept-16	(824)	(11 665)	**41 000**
CF Rademan	45 808	20 000	26-Sept-16	(976)	(13 832)	**51 000**
SJ Schoeman	51 136	18 000	26-Sept-16	(1 327)	(18 809)	**49 000**
Total	**256 327**	**129 000**		**(6 449)**	**(91 378)**	**287 500**

Intrinsic value of LTI holdings (unvested)

Prescribed Officers	Intrinsic value at beginning of year[1] R'000	Intrinsic value of awards made during the year R'000	Change in intrinsic value for the year R'000	Effect of corporate performance targets R'000	Long-term incentive rights settled[1] R'000	**Intrinsic value at end of year[2] R'000**
FR Grobler	16 338	6 654	(1 243)	(491)	(6 964)	**14 294**
VD Kahla	14 890	6 654	(1 140)	(306)	(4 337)	**15 761**
BE Klingenberg	17 979	8 133	(1 364)	(435)	(6 171)	**18 142**
CK Mokoena	–	5 508	(10)	–	–	**5 498**
M Radebe	14 095	6 654	(1 079)	(306)	(4 337)	**15 027**
CF Rademan	18 194	7 393	(1 389)	(363)	(5 143)	**18 692**
SJ Schoeman	20 310	6 654	(1 371)	(503)	(7 131)	**17 959**
Total	**101 806**	**47 650**	**(7 596)**	**(2 404)**	**(34 083)**	**105 373**

1 Long-term incentives settled represent long-terms incentives that vested with reference to the group results for 2016 that was settled in the 2017 financial year. Difference between long-term incentive gains disclosed in 2016 and amount settled in 2017 is due to differences in actual share price at vesting date and the share price on 8 September 2016 being the disclosure date.
2 Intrinsic values at the beginning and end of year have been determined using the closing share price of R397,17 and R366,50 on 30 June 2016 and 30 June 2017.

Number of SAR holdings (vested and unvested)

Prescribed Officers	Balance at beginning of year (number)	Effect of corporate performance targets (number)	SARs exercised (number)	**Balance at end of year (number)**
FR Grobler	66 150	141	(3 700)	**62 591**
VD Kahla	45 500	(1 943)	(26 487)	**17 070**
BE Klingenberg	172 113	(294)	(4 500)	**167 319**
M Radebe	128 753	(2 418)	–	**126 335**
CF Rademan	96 432	(294)	(3 000)	**93 138**
SJ Schoeman	63 875	(609)	–	**63 266**
Total	**572 823**	**(5 417)**	**(37 687)**	**529 719**

Fair value of SAR holdings (vested and unvested)

Prescribed Officers	Fair value at beginning of year[1] R'000	Change in fair value for the year R'000	Effect of change of performance targets R'000	Gain on exercise of share appreciation rights 2017 R'000	**Fair value at end of year[1] R'000**
FR Grobler	7 182	(1 350)	46	(306)	**5 572**
VD Kahla	5 794	(2 953)	(207)	(1 174)	**1 460**
BE Klingenberg	21 623	(6 097)	44	(347)	**15 223**
M Radebe	12 823	(1 611)	(162)	–	**11 050**
CF Rademan	12 912	(4 217)	44	(115)	**8 624**
SJ Schoeman	8 797	(3 340)	(49)	–	**5 408**
Total	**69 131**	**(19 568)**	**(284)**	**(1 942)**	**47 337**

1 Fair values at the beginning and end of year have been determined using the IFRS 2 option values on 30 June 2016 and 30 June 2017.

Share appreciation rights exercised

Prescribed Officers	Exercise dates	SARs exercised (number)	Market price per share (Rand)	Offer price per share (Rand)	**Gain on exercise of share appreciation rights 2017**
FR Grobler	11-Nov-16	3 700	377,19	294,50	**305 953**
VD Kahla	4-May-16	26 487	416,33	372,00	**1 174 169**
BE Klingenberg	11-Nov-16	4 500	371,56	294,50	**346 770**
CF Rademan	3-April-17	3 000	390,59	352,10	**115 470**
Total		**37 687**			**1 942 362**

Sasol Share Incentive Scheme

Executive Directors no longer have any outstanding share options under the now expired Sasol Share Incentive Scheme and accordingly did not exercise any options during the course of the financial year. During the prior year, FR Grobler exercised 1 300 share options with a strike price of R232,38 and a market price of R464,29 per share on the exercise date. This resulted in a gain on exercise of R301 483. His remaining 2 700 options lapsed on expiry of the scheme.

Sasol Limited Group

Sasol Inzalo Management Scheme rights

At the grant date on 3 June 2008, the issue price of the underlying share was R366,00 which represented the 60-day volume weighted average price of Sasol ordinary shares to 18 March 2008.

The shares were issued to The Sasol Inzalo Management Trust at R0,01 per share.

	Balance at beginning of year (number)	Effect of change of Executive Directors (number)	**Balance at end of year (number)**
Executive Directors			
VN Fakude [1]	25 000	(5 000)	**20 000**
Prescribed Officers			
M Radebe	15 000	–	**15 000**
Total	**40 000**	**(5 000)**	**35 000**

1 Ms VN Fakude resigned with effect from 31 December 2016 and retained 80% of her Inzalo shares.

Sasol Inzalo Public Limited RF (Sasol Inzalo) indirectly held 2 838 565 of the total issued capital of Sasol on 30 June 2017 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares have limited trading rights until 7 September 2018. Refer to note 34 of the Annual Financial Statements for details of the Sasol Inzalo share transaction.

Beneficial shareholding

The aggregate beneficial shareholding at 30 June 2017 of the directors of the company and the prescribed officers and their associates (none of whom have a holding greater than 1%) in the issued ordinary share capital of the company are detailed in the following tables.

	2017			2016		
Beneficial shareholdings[1]	**Direct beneficial**	**Indirect beneficial[2]**	**Total beneficial shareholding**	Direct beneficial	Indirect beneficial[2]	Total beneficial shareholding
Executive Directors						
SR Cornell [3]	**19 000**	**–**	**19 000**	–	–	–
VN Fakude [4]	**4 269**	**–**	**4 269**	4 269	–	4 269
Non-executive Directors						
IN Mkhize	**–**	**18 435**	**18 435**	–	18 435	18 435
Total	**23 269**	**18 435**	**41 704**	4 269	18 435	22 704

1 There was no change in the above shareholding between the end of the financial year and the date of approval of the Annual Financial Statements.

2 Sasol Inzalo Public Limited (RF) shares.

3 American Depositary Receipts.

4 Ms VN Fakude resigned with effect from 31 December 2016.

	2017			2016		
	Direct beneficial	**Indirect beneficial**	**Total beneficial shareholding**	Direct beneficial	Indirect beneficial	Total beneficial shareholding
Prescribed Officers						
FR Grobler	**13 500**	**–**	**13 500**	13 500	–	13 500
CF Rademan	**4 000**	**–**	**4 000**	600	–	600
M Radebe	**–**	**3 357**	**3 357**	–	3 357	3 357
Total	**17 500**	**3 357**	**20 857**	14 100	3 357	17 457

Non-executive Directors' remuneration for the year was as follows:

Non-executive Directors	Board meeting fees R'000	Lead Independent Director fees R'000	Committee fees R'000	Share Incentive Trust fees[6] R'000	*Ad hoc* or special meeting fees R'000	**Total 2017 R'000**	Total 2016 R'000
MSV Gantsho (Chairman)	4 900	–	–	–	–	**4 900**	4 900
HG Dijkgraaf [1, 2] (Lead Independent Director)	1 983	688	869	17	10	**3 567**	3 955
JE Schrempp [1, 3] (Lead Independent Director)	–	–	–	–	–	**–**	1 731
C Beggs	660	–	515	–	126	**1 301**	1 196
MJ Cuambe [1, 4]	1 983	–	433	–	21	**2 437**	186
GMB Kennealy [5]	165	–	–	–	–	**165**	–
NNA Matyumza	660	–	452	–	63	**1 175**	1 010
IN Mkhize	660	–	569	34	147	**1 410**	1 384
ZM Mkhize	660	–	117	–	42	**819**	819
MJN Njeke	660	–	316	–	63	**1 039**	888
ME Nkeli [5]	165	–	–	–	–	**165**	–
PJ Robertson [1]	1 983	–	1 025	17	115	**3 140**	3 411
S Westwell [1]	1 983	–	863	–	115	**2 961**	3 165
Total	**16 462**	**688**	**5 159**	**68**	**702**	**23 079**	22 645

1 Board and committee fees paid in US dollars, except for Share Incentive Trust and *Ad hoc* or special meeting fees which are paid in rands.
2 Mr HG Dijkgraaf appointed as Lead Independent Director on 4 December 2015.
3 Prof JE Schrempp retired from the board on 4 December 2015.
4 Mr MJ Cuambe appointed on 1 June 2016.
5 Mss GMB Kennealy and ME Nkeli appointed effective 1 March 2017.
6 Share Incentive Trust dissolved on 17 November 2016.

Executive Directors do not receive directors' fees.